UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, March 27, 2013

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

By Messenger

Re:	Disclosure of Convocation of Regular Shareholders Meeting

Dear Commissioner:

As provided in Articles 9 and 10 of the Securities Market Law and in General Rule #30, under due authorization, please be advised that at a Regular Meeting held March 26, 2013, the Board of Directors of LATAM Airlines Group S.A. (hereinafter the “Company”) resolved to convene a Regular Shareholders Meeting at 11:00 a.m. on April 29, 2013 to discuss the following matters:

a)	approval of the annual report, balance sheet and financial statements of the Company for the fiscal year ending December 31, 2012;

b)	approval of the payment of a final dividend on account of the 2012 fiscal year profits;

c)	the compensation to be paid to the Company’s Board of Directors for the fiscal year ending December 31, 2013;

d)	the compensation to be paid to the Company’s Audit Committee and its budget for the fiscal year ending December 31, 2013;

e)	the appointment of the external auditing firm and risk rating agencies for the Company; and the reports on the matters indicated in Section XVI of Companies Law 18,046;

f)	information on the cost of processing, printing and sending the information indicated in Circular 1816 of the Securities and Insurance Commission;

g)	designation of the newspaper in which the Company will make publications; and

h)	other matters of corporate interest within the purview of a Regular Shareholders Meeting of the Company.

Very sincerely yours,

Alejandro de la Fuente Goic

Chief Financial Officer

LATAM Airlines Group S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer